FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-164313

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.

SUPPLEMENT NO. 6 DATED DECEMBER 30, 2010

TO THE PROSPECTUS DATED SEPTEMBER 17, 2010

This document supplements, and should be read in conjunction with, our prospectus dated September 17, 2010, as supplemented by supplement no. 1 dated October, 15, 2010, supplement no. 2 dated November 1, 2010, supplement no. 3 dated November 16, 2010, supplement no. 4 dated December 16, 2010, and supplement no. 5 dated December 22, 2010 relating to our offering of 180,000,000 shares of common stock. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering; and

•	information regarding distributions recently declared.

Status of the Offering

We commenced our initial public offering on August 12, 2010, pursuant to which we are offering up to 150,000,000 shares of our common stock in a primary offering at $10.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our distribution reinvestment plan at $9.50 per share. As of December 27, 2011, we had raised aggregate gross offering proceeds of approximately $6.41 million from the sale of approximately 712,063 shares in our initial public offering, including shares sold under our dividend reinvestment plan.

Distributions Declared

With the authorization of our board of directors, we have declared distributions for the months of January and February 2011. These distributions will be calculated based on stockholders of record each day from January 1, 2011 through and including February 28, 2011 in an amount equal to $0.00178082 per share of common stock. This equates to a 6.50% annualized yield when calculated on a $10.00 per share purchase price. A portion of each distribution is expected to constitute a return of capital for tax purposes. Distributions for the month of January will be paid on February 5, 2011, and distributions for the month of February will be paid on March 5, 2011. All distributions will be paid in cash or reinvested in stock for those participating in our dividend reinvestment program. Distributions will likely be funded from operations as well as debt proceeds, as our policy is not to fund distributions with proceeds from our initial public offering.